Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE TWELVE MONTHS ENDED
	MARCH 31, 2011	
Earnings from continuing operations	$ 30,030	$ 145,275
Income taxes	14,400	77,012
Earnings from continuing operations before income taxes	$ 44,430	$ 222,287
Fixed charges:		
Interest, long-term debt	$ 20,844	$ 76,572
Interest, other (including interest on short-term debt)	3,674	7,214
Amortization of debt expense, premium, net	598	2,309
Portion of rentals representative of an interest factor	113	431
Interest of capitalized lease	462	1,903
Total fixed charges	$ 25,691	$ 88,429
Earnings from continuing operations before income taxes	$ 44,430	$ 222,287
Plus: total fixed charges from above	25,691	88,429
Earnings from continuing operations before income taxes and fixed charges	$ 70,121	$ 310,716
Ratio of earnings to fixed charges	2.73 X	3.51 X